UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

PHOTOAMIGO, INC.
(Exact name of Registrant as specified in its charter)

Nevada	000-54439	20-5422795
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2532 Foothill Rd. Santa Barbara, CA 93105
(Address of Principal Executive Offices, including Zip Code)

(805) 272-0874
(Registrant's telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS.

This Information Statement is being furnished on or about June 1, 2018 to all stockholders of record at the close of business on May 30, 2018 of common stock, par value $0.001 per share (“Common Stock”), of Photoamigo, Inc., a Nevada corporation (the “Company” or “Photoamigo”).

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF PHOTOAMIGO, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

INTRODUCTION

On May 8, 2018, Hillel of Colorado, Robert Heckes, Iliff Street Capital, LLC, Underwood Family Partners, LTD, and Battersea Capital, Inc. (each individually, a “Seller” and collectively, the “Sellers”) and Xin Dong (the “Purchaser”) entered into a Stock Purchase Agreement (as amended, the “Purchase Agreement”). The parties amended the Purchase Agreement on May 30, 2018 to extend the deadline for closing to June 11, 2018, or such other date as agreed to by the parties (the “Closing Date”). Pursuant to the Purchase Agreement, the Purchaser has agreed to purchase and the Sellers, severely but not jointly, have agreed to sell an aggregate of 2,800,000 shares of the Company’s Common Stock, representing approximately 92.97% of the outstanding shares of the Company’s Common Stock (the “Purchased Shares”). The aggregate purchase price for the Purchased Shares is $440,000.00 (the “Purchase Price”), which will be paid in cash with Purchaser’s own funds at closing. The closing is subject to customary closing conditions.

The closing of the transaction contemplated by the Purchase Agreement will result in a change of control of the Company and the Purchaser will beneficially own approximately 92.97% of the Company’s outstanding Common Stock as of the closing. Pursuant to the Purchase Agreement, all officers and directors of the Company will resign and three new directors designated by the Purchaser will be appointed in connection with the closing.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require that the Company mail the information set forth in this Information Statement to its stockholders at least 10 days before the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders). Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement.

VOTING SECURITIES

As of the date of this Information Statement, the Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of the Company’s Common Stock entitles the holder of such share to one vote. As of the date of this Information Statement, there were 3,018,000 shares of the Company’s Common Stock issued and outstanding. No vote or other action of the Company’s stockholders is required in connection with this Information Statement.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following individual presently serves as the sole officer and director of the Company:

Name	Age	Position

Robert Heckes	52	President, Chief Executive Officer, Chief Financial Officer and Director

Robert Heckes. Mr. Heckes was appointed Chief Executive Officer, Chief Financial Officer and sole director of the Company in April 2008.  He may be deemed to be a promoter of the Company under the Securities Act of 1933 as amended.  Since 2006, he has been a licensed real estate agent with Sotheby's International Realty and devotes approximately 10% of his time to the affairs of the Company.

As a director, Mr. Heckes holds office until the next annual meeting of the Company’s stockholders or until his successor has been elected and qualified or appointed, unless sooner displaced.  As an officer, Mr. Heckes holds office until his successor has been appointed, unless sooner displaced.

CHANGE OF CONTROL; FUTURE DIRECTORS AND EXECUTIVE OFFICERS

Pursuant to the terms of the Purchase Agreement, in connection with the closing of the transactions contemplated by the Purchase Agreement and at least 10 days after the mailing of this Information Statement (the “New Board Effective Date”), the sole director and officer of the Company will resign and three new directors selected by the Purchaser will be appointed. As a result of the closing of the transaction contemplated by the Purchase Agreement, there will be a change of control of the Company. The Company’s Board of Directors will consist of the following persons as of the New Board Effective Date:

Name	Age	Position
Xin Dong	34	Chief Executive Officer and Director
Sheng Yih Chang	46	Chief Financial Officer and Director
Xueying Song	34	Director

Xin Dong. Mr. Dong has served as the Executive Director and General Manager of Shanghai Huitong Health Management Company, a senior care and traditional health management company, in China since September 2017. From July 2016 through August 2017, Mr. Dong acted as the Vice President and General Manager of Shanghai Huicai Financial Information Service Co., Ltd., a financial service and small loan company, in China. Mr. Dong has also served as the General Manager of Shenzhen Maoli International Trading Co., Ltd., an international trading company in Shenzhen, China, from April 2012 through June 2016, and as a Project Manager and Market Representative at Nanjing Hongyuan Electronic Technology Company, an electronics manufacturing company, from July 2007 through March 2012. Mr. Dong holds a Masters in International Finance and Trade from Shanghai Jiaotong University and a degree in Computer Science from Jiangsu University.

Sheng Yih Chang. Mr. Chang has served as the General Manager at Hartford Hangzhou Hotel, a commercial hotel in Hangzhou, China, since March 2018. Mr. Chang served as a Product Manager at Jowett Group, a textile manufacturing company in the USA, from November 2015 through September 2017, as an Operational Manager and General Manager at A-Concepts Designs, an interior designing company in the USA, from January 2004 through October 2015, as a General Manager at Long Arch International, a carving crafts supplier in the USA, from December 2000 through December 2003, as a Sales Manager at EZ Wholesale, a grocery wholesaler in the USA, from July 1998 through November 2000, and as a Technician at Richcom Computer Corporation, a computer service provider in China, from July 1996 through November 1997. Mr. Chang studied electrical engineering at the University of British Columbia and holds a Bachelor of Science in Electrical Engineering from California State University, Northridge.

Xueying Song. Mr. Song has served as the Vice President of Hangzhou Haofu Health Management Company, a medical device provider and health product manufacturer in China, since 2017. Mr. Song served as the Vice President of Financing Operations at China Fang Group Investment Company, an investment company focus on real estate development in China, from 2016 through 2017, as the Deputy Chief Executive Officer of China Fang Group Assets Corporation, an assets management company in China, from 2013 through 2016, as a Vice President at Suwu Futures Group Corporation, a company that focus on futures investment and management in China, from 2010 through 2013, as the Deputy Manager of the Asset Management Department at Hongye Futures Group Corporation, a futures investment and management company in China, from 2008 through 2010, as a Regional Director at Huatai Securities Co., Ltd., a security company in China, from 2006 through 2008, and as a Business Manager at Xintai Securities, a security company in China, from 2001 through 2006. Mr. Song holds a Bachelor of Science and Management Degree in Civil Engineering from Southeast University in China and a Law Degree from Nanjing University of Science and Technology.

All directors will hold office until the next annual meeting of the Company’s stockholders or until their successors have been elected and qualified or appointed, unless sooner displaced.

DIRECTOR INDEPENDENCE

The Company’s Board of Directors currently consists of one member. The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the members of the Board of Directors be independent. Applying the independence standard applicable if the Company had securities listed on a NASDAQ Stock Market, neither its current sole director nor any of the directors proposed by Purchaser to serve as of the New Board Effective Date would be independent as defined by the listing standards of the NASDAQ Stock Market.
BOARD MEETINGS

During the fiscal year ended July 31, 2017, the Company’s Board of Directors did not meet and the Company did not hold an annual meeting of stockholders. The Company’s Board of Directors conducted all of its business and approved all corporate action during the fiscal year ended July 31, 2017 by the unanimous written consent of it sole director, in the absence of formal board meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company’s Board of Directors has not established standing Audit, Compensation or Nominating Committees. The Company has had one director and one officer since its inception. Accordingly, the Company has determined that it is neither practical nor necessary to form standing Audit, Compensation or Nominating Committees.

The Company’s Board of Directors has not adopted a formal policy regarding the consideration of director candidates recommended by stockholders; however, the Board of Directors would not evaluate stockholder nominees differently from management or board nominees.  The Company has had the same one director and one officer since its inception and has not established any particular process for identifying and evaluating nominees for directors.

The Company’s Board of Directors has not adopted a formal policy for the consideration and determination of executive and director compensation as the Company did not pay its sole director and officer any compensation during the last two fiscal years.

The Company’s Board of Directors does not currently have a formal process for stockholders to send communications to the Board of Directors. The Company has had the same one director and one officer since its inception.  The Company has determined that stockholders are able to communicate with the sole director and officer without a formal process and therefore not adopted a formal process.

The Company’s sole officer and director has served in these roles since the Company’s inception. Because the same person has filled both roles since inception, the Company had determined that no particular leadership structure or risk oversight process is necessary.

TRANSACTION WITH RELATED PERSONS

The Company’s Board of Directors review all transactions with related persons.  The Company’s Articles of Incorporation provides a process for the approval of “conflicting interest transaction.” A “conflicting interest transaction means any of the following: (i) a loan or other assistance by the Company to a director or to an entity in which a director is a director or officer or has a financial interest; (ii) a guaranty by the Company of an obligation of a director or of an obligation of an entity in which a director is a director or officer or has a financial interest; or (iii) a contract or transaction between the Company and a director or between the Company and an entity in which a director is a director or officer or has a financial interest. No conflicting interest transaction shall be void or voidable, be enjoined, be set aside, or give rise to an award of damages or other sanctions in a proceeding by a stockholder or by or in the right of the Company, solely because the conflicting interest transaction involves a director or an entity in which a director is a director or officer or has a financial interest, or solely because the director is present at or participates in the meeting of the Company’s Board of Directors or of the committee of the Company’s Board of Directors which authorizes, approves or ratifies a conflicting interest transaction, or solely because the director’s vote is counted for such purpose if: (i) the material facts as to the director's relationship or interest and as to the conflicting interest transaction are disclosed or are known to the Company’s Board of Directors or the committee, and the Company’s Board of Directors or committee in good faith authorizes, approves or ratifies the conflicting interest transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; or (ii) the material facts as to the director’s relationship or interest and as to the conflicting interest transaction are disclosed or are known to the stockholders entitled to vote thereon, and the conflicting interest transaction is specifically authorized, approved or ratified in good faith by a vote of the stockholders; or (iii) a conflicting interest transaction is fair as to the Company as of the time it is authorized, approved or ratified by the Company’s Board of Directors, a committee thereof, or the stockholders.

Because the Company’s Board of Directors has only one member, transactions between the Company and Mr. Heckes, the Company’s sole director and sole officer, have not been reviewed or approved by disinterested directors nor by the Company’s stockholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors, officers and stockholders who beneficially own more than 10% of the outstanding shares of the Company’s Common Stock to file with the Securities and Exchange Commission reports of ownership and changes in ownership of the Company’s Common Stock and other equity securities of the Company. The Company’s directors, officers and 10% holders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all of the Section 16(a) reports they file.

Based solely upon a review of the copies of the forms furnished to the Company during or with respect to the Company’s fiscal year ended July 31, 2017 and information made available to the Company, the following persons failed to file on a timely basis a report required by Section 16(a):  Hillel of Colorado filed one late Form 3 and one late Form 5 related to two transactions (gifts); Robert Heckes, the Company’s sole director and sole officer, filed one late Form 3 and one late Form 4 related to two transactions; Underwood Family Partners, LTD filed one late Form 3 and one late Form 4 related to one transaction; Iliff Street Capital, LLC filed one late Form 3 and one late Form 4 related to two transactions; Gary Agron filed one late Form 3 and one late Form 4 related to two transactions.

EXECUTIVE COMPENSATION

The Company did not pay any compensation to the Company’s sole officer and director during the last two fiscal years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table describes the ownership of the Company’s voting securities as of the date of this Information Statement by: (i) each of the current officers and directors; (ii) all current officers and directors as a group; and (iii) each stockholder known to the Company to own beneficially more than 5% of the Common Stock. As of the date of this Information Statement, there were 3,018,000 shares of Common Stock outstanding. All ownership is direct, unless otherwise stated. All shares referred to below are Common Stock.

Name and Address of	Shares Beneficially Owned	Percentage
Beneficial Owner	Number	(%)
Hillel of Colorado 2240 E. Wesley Denver, CO 80210	1,024,167	33.9%

Robert Heckes(1)	604,167	20.0%
2532 Foothill Rd.
Santa Barbara, CA 93105

Underwood Family Partners, LTD L. Michael Underwood, General Partner 5 Eagle Pointe Lane Castle Rock, CO 80101	593,500	19.7%

Iliff Street Capital, LLC	459,166	15.2%
Jennifer Frenkel, Sole Member 3535 E. Warren Avenue
Denver, CO 80210

____________________
(1) Officer and director. Mr. Heckes is the sole officer and director and his ownership therefore represents the ownership of all current officers and directors as a group.

As of the Closing Date, the individuals and entities listed in the table above will sell all of their shares of the Company’s common stock to the Purchaser. The following table describes the ownership of the Company’s voting securities as of the Closing Date by: (i) each of the officers and directors as of the New Board Effective Date; (ii) all officers and directors as of the New Board Effective Date as a group; and (iii) each stockholder expected to own beneficially more than 5% of the Common Stock immediately after the Closing Date. Immediately after the Closing Date, it is expected that 3,018,000 shares of Common Stock will be outstanding All ownership is direct, unless otherwise stated. All shares referred to below are Common Stock.

Name and Address of	Shares Beneficially Owned	Percentage
Beneficial Owner	Number	(%)
Xin Dong(1) Room 8808 DuBian WuHuaYuan, No.73 Wuhua Rd. Hongkou Dist. Shanghai, China	2,800,000	92.8%
___________________
(1) Officer and director. No other officer or director will own any Company securities as of the Closing Date. As a result, Mr. Dong’s ownership represents the ownership of all officers and directors as a group immediately after the Closing Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

PHOTOAMIGO, INC.

/s/ Robert Heckes
June 1, 2018	By: Robert Heckes, Director, Chief Executive Officer, and Chief Financial Officer